REPORT UNDER SECTION 111 (1)(A) OR (2)(A)
OF THE BRITISH COLUMBIA SECURITIES ACT

Offeree Issuer - Current Technology Corporation (the “Company”)

(a)

the name and address of the Offeror:

Anne Kramer and Robert Kramer (together, the “Offerors”), Suite 1430 - 800 West Pender Street, Vancouver, BC, V6C 2V6.

(b)

the designation and number of securities of the offeree issuer that were acquired in the acquisition that gave rise to the requirement under section 111(1)(a) or (2)(a) of the Act to issue the press release:

Options to acquire 3,000,000 common shares in the capital of the Company (collectively, the “Options”), representing 3.73% of the issued and outstanding common shares in the capital of the Company, acquired by the Offerors for nominal consideration from the personal holdings of the Company’s largest shareholder, Keith Denner.

(c)

the beneficial ownership of, and the control and direction over, any of the securities of the offeree issuer, by the Offeror and all persons acting jointly or in concert with the Offeror, immediately after the acquisition described in paragraph (b):

Anne Kramer to hold directly 87,152 common shares in the capital of the Company (“Common Shares”), warrants to purchase an additional 1,250,000 Common Shares and 1,000,000 options to purchase Common Shares previously granted by the Company.

Robert Kramer to hold directly 17,185 Common Shares, warrants to purchase an additional 1,250,000 Common Shares and 950,000 options to purchase Common Shares previously granted by the Company.

Indirectly through companies controlled jointly by Mr. and Mrs. Kramer they hold an additional 2,392,666 Common Shares.

In the aggregate, after giving effect to the exercise of all options and warrants previously issued to Mr. and Mrs. Kramer and the exercise of the Options, but prior to the exercise of any options, warrants or other convertible securities by any other holder, Mr. and Mrs. Kramer would beneficially own or control 9,947,003 Common Shares, representing 11.73% of the issued and outstanding common shares in the capital of the Company.

(d)

the name of the market in which the acquisition described in paragraph (b) took place:

n/a

(e)

the purpose of the Offeror and all persons acting jointly or in concert with the Offeror in making the acquisition described in paragraph (b), including any intention of the Offeror and all persons acting jointly or in concert with the Offeror to increase the beneficial ownership of, or control or direction over, any of the securities of the offeree issuer:

The Options were acquired in a private transaction for investment purposes only and neither Mr. Kramer nor Mrs. Kramer have any present intention to further increase their beneficial ownership of, control or direction over, additional common shares in the capital of the Company.

(f)

if applicable, a description of any change in a material fact set out in a previous press release issued under section 111(1)(a) or (2)(a) of the Act; and

Change in beneficial ownership as described above and as filed in Form 51-102F3 July 6, 2006.

(g)

the names of all persons acting jointly or in concert with the Offeror in connection with the securities of the offeree issuer:

None.

DATED July 11, 2006

“Robert Kramer” Mr. Robert Kramer, Director & Chief Financial Officer